Exhibit 12.2

PUBLIC SERVICE COMPANY OF NEW MEXICO
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Three Months Ended	Year Ended December 31,
	March 31, 2010	2009	2008	2007	2006
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest expensed and capitalized	$18,647	$73,104	$72,427	$58,045	$49,379
Amortization of debt premium, discount and expenses	334	1,336	4,345	4,618	2,871
Interest from discontinued operations (including capitalized interest)	-	1,027	13,758	12,546	11,790
Estimated interest factor of lease rental charges	905	4,517	4,553	4,661	4,337
Total Fixed Charges	$19,886	$79,984	$95,083	$79,870	$68,377

Earnings, as defined by the Securities and Exchange
Commission:

Earnings from continuing operations before income taxes and non-controlling interest	$10,472	$45,627	$(69,324)	$34,611	$89,657
Fixed charges as above	19,886	79,984	95,083	79,870	68,377
Non-controlling interest in earnings of Valencia	(3,103)	(11,890)	(7,179)	-	-
Interest capitalized	(1,016)	(6,067)	(7,363)	(10,033)	(5,257)

Earnings Available for Fixed Charges	$26,239	$107,654	$11,217	$104,448	$152,777

Ratio of Earnings to Fixed Charges	1.32	1.35	0.12 *	1.31	2.23

* The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $83.9 million for the year December 31, 2008